

November 1, 2012

<u>Via E-mail</u>
Clive A. Meanwell
Chairman and Chief Executive Officer
The Medicines Company
8 Sylvan Way
Parsippany, NJ 07054

      Re: **The Medicines Company**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012 and Amended on June 5, 2012
Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed August 9, 2012
Form 8-K Dated July 25, 2012
Filed July 25, 2012
File No. 000-31191

Dear Mr. Meanwell:

We have reviewed your October 4, 2012 response to our September 13, 2012 comment letter and have the following comment.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Quarterly Period Ended June 30, 2012
10. Convertible Senior Notes, page 14

1. With respect to your response to comment four. Please provide to us the warrant agreement in order to evaluate your response to this comment

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant